UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2024

GROUNDFLOOR LOANS 1, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12406

Delaware	93-4112356
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1201 Peachtree St. NE, Suite 1104-400 Atlanta, GA (Address of principal executive offices)	30361 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

COMMON SHARES
(Title of each class of securities issued pursuant to Regulation A)

Groundfloor LOANS 1, LLC.

form 1-SA

Semiannual Period Ending June 30, 2024

August 30, 2024

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated March 5, 2024 and qualified March 26, 2024. Please see this filing on EDGAR.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results may differ materially from such statements.

Overview

Groundfloor Loans 1 LLC is a recently organized a Delaware limited liability company formed to originate, invest in and manage a diversified portfolio of commercial real estate assets. We will invest in secured commercial real estate loans (each, a “Loan”) that have been originated through the Groundfloor Platform, each corresponding to a real estate development project (each, a “Project”) financed by such Loan. The borrower for each Project is a legal entity (the “Borrower”) that owns the underlying property and has been organized by one or more individuals (each, a “Principal”) that own and operate the Borrower.

We are managed by Groundfloor Advisors, LLC (our “Manager”), a wholly owned subsidiary of our Sponsor, Groundfloor Finance Inc. (our “Sponsor”).

Our Sponsor owns and operates an online investment platform https://www.groundfloor.com (the “Groundfloor Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the Groundfloor Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online.

Our Manager will enter into a shared services agreement with our Sponsor, effective upon the commencement of this Offering. Pursuant to this agreement, our Manager will be provided with access to, among other things, our Sponsor’s underwriting and loan origination services through the Groundfloor Platform as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the operating agreement in exchange for a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the shared services agreement will not constitute a reimbursable expense under our operating agreement. However, under the shared services agreement, our Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that we are required to pay to our Manager under our operating agreement.

Operating Results

The Company was formed on October 18, 2023 and, as of the date of this Offering Circular, we have not commenced operations. Having not commenced active operations, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than economic conditions affecting the commercial and residential real estate industry and real estate generally, including but not limited to the novel coronavirus COVID-19 pandemic, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets. To the extent that the effects of the pandemic, including any restrictions imposed by federal, state or local governments, affect the commercial and residential real estate industry generally, the Company’s ability to collect on the loans that it acquires from may be adversely affected. Additionally, to the extent that directors, officers, employees, representatives, or agents of the Company, or its Manager, or any third parties on which the Company or its Manager rely, are affected by the pandemic, the operations and financial results of the Company and its Manager may be adversely affected.

The unaudited financial statements included in this Offering Circular have been prepared assuming that the Company will continue as a going concern. The unaudited financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Plan of Operations and Liquidity and Capital Resources

We are dependent upon the net proceeds from this Offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of the date of this Offering Circular, we have not made any investments, and our total assets consist of approximately $5,000 in cash. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds.”

If we are unable to raise a substantial amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We currently have no outstanding debt and have not received a commitment from any lender to provide us with financing.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition stage, we expect to make payments to our Manager in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our Manager in providing services to us. For a discussion of the compensation to be paid to our Manager, see “Management Compensation”.

We intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2023. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Manager may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

Trends and Key Factors Affecting Our Performance

We have not yet commenced operations. As such, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. We believe the following critical accounting policies are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable (more likely than not) that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider such inputs as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a) (2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

GROUNDFLOOR LOANS 1, LLC

Financial Statements (Unaudited)

As of June 30, 2024 and December 31, 2023

and for the six-month periods ended June 30, 2024

Groundfloor Loans 1, LLC

Balance Sheet (Unaudited)

	June 30, 2024	December 31, 2023
Assets
Cash	$5,000	$-
Due from member	-	5,000
Total assets	$5,000	$5,000

Member’s equity
Common shares; unlimited shares authorized; 5,000 shares issued and outstanding	$5,000	$5,000
Total Member’s Equity	5,000	5,000
Total Liabilities and Member’s Equity	$5,000	$5,000

See accompanying notes to financial statements.

Groundfloor Loans 1, LLC

Statement of Cash Flows (Unaudited)

Six Months Ended June 30, 2024
Cash flows from financing activities
Cash contribution received from member	$5,000
Net cash flows from financing activities	5,000
Net increase in cash	5,000
Cash as of beginning of the year	-
Cash as of end of the year	$5,000

See accompanying notes to financial statements.

Groundfloor Loans 1, LLC

Notes to the Financial Statements (Unaudited)

1.       Formation and Organization

Groundfloor Loans 1, LLC (the “Company”) was formed on October 19, 2023, as a Delaware Limited Liability Company and intends to qualify as a real estate investment trust (“REIT”) for United States (“U.S.”) federal income tax purposes. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of the Company’s business will be externally managed by Groundfloor Advisors, LLC (the “Manager”), a Delaware limited liability company.

As of June 30, 2024, the Company has not begun operations.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company intends to file an initial offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $75,000,000 in common shares, for an initial price of $1.00 per share.

A maximum of $75,000,000 in the Company’s common shares may be sold to the public in the initial offering, once qualified. The Manager has the authority to issue an unlimited number of common shares. As of December 31, 2023, the Company had issued 5,000 common shares to Groundfloor Finance Inc. (the “Sponsor”), an owner of the Manager, for an aggregate purchase price of $5,000.

The Company intends to have a December 31st fiscal year end.

2.       Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Due from member

Due from member consists of receivables due to fund the purchase of common shares.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.

Groundfloor Loans 1, LLC

Notes to the Financial Statements (Unaudited)

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2023. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.       Related Party Arrangements

Groundfloor Advisors, LLC, Manager

The Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The Manager is a wholly owned subsidiary of the Sponsor.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with our organization and the Offering, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this Offering. These organizational and offering expenses include all expenses paid by the Manager and to be reimbursed by us in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See Note 2 – “Summary of Significant Accounting Policies – Organizational and Offering Costs”.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.0% based on our Aggregate Loan Amount, which is based on the aggregate principal amount of all outstanding Loans in our portfolio at the end of each quarterly period beginning with the last day of the calendar quarter in which this Offering terminates. Our Manager may, in its sole discretion, waive its asset management fee, in whole or in part.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing.

Groundfloor Credit 1, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Groundfloor Credit, LLC, an affiliate of our Sponsor, or its affiliates may close and fund a Loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the Loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

Groundfloor Finance Inc., Member and Sponsor

Groundfloor Finance Inc. owns and operates an online investment platform https://www.groundfloor.com (the “Groundfloor Platform”) that allows investors to invest in interests in real estate opportunities that may have been historically difficult to access for some investors. Groundfloor Finance Inc. is the sole member of the Company and holds 5,000 shares as of June 30, 2024.

Executive Officers of Our Manager

As of the date these financial statements are issued, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Nick Bhargava	Chief Executive Officer
Patrick Donoghue	Vice President of Markets and Risk
Ben Sutton	Senior Vice President Finance

4.      Economic Dependency

Under various agreements, the Company has engaged or will engage Groundfloor Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Groundfloor Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

5.      Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being material to the financial statements.

6.      Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through August 30, 2024, the date at which the financial statement was available to be issued. Based on this evaluation, it was determined that subsequent events have occurred that require disclosure in the financial statements.

PART III – EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation of Groundfloor Loans 1 LLC
2.2	Form of Operating Agreement of Groundfloor Loans 1 LLC
4.1	Form of Subscription Agreement
6.1	Form of License Agreement between Groundfloor Loans 1 LLC and Groundfloor Finance Inc.
6.2	Form of Shared Services Agreement between Groundfloor Advisors, LLC and Groundfloor Finance Inc.
10.1	Power of Attorney (included on signature page hereto)
11.1	Consent of Ketsal PLLC (included as part of Exhibit 12.1)
11.2	Consent of Foti, Flynn, Lowen & Co.
12.1	Opinion of Ketsal PLLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A, and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 30, 2024.

GROUNDFLOOR LOANS 1 LLC

By:	GROUNDFLOOR ADVISORS, LLC, its manager

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nick Bhargava as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including all pre-qualification and post-qualification amendments) to this Form 1-A offering statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this Form 1-A has been signed by the following persons in the capacities indicated on August 30, 2024.

Signature	Title	Date

/s/ Nick Bhargava	Chief Executive Officer of Groundfloor Advisors, LLC	August 30, 2024
Nick Bhargava	(Principal Executive and Accounting Officer)

/s/ Ben Sutton	Senior Vice President Finance of Groundfloor Advsiors, LLC	August 30, 2024
Ben Sutton	(Principal Financial Officer)